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          Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
          Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
          File No. 333-54370

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The following communication was made available to CBOT members on the
CBOT's intranet sites MemberNet and TradeTalk on February 13, 2001.


The S-4 Statement

The Chicago Board of Trade's Form S-4 Registration Statement relating to the restructuring, recently submitted to the Securities and Exchange Commission
(SEC), is preliminary and is not the document that members will be voting on in the future.

When the document is finalized and declared "effective" by the SEC, the document will be distributed to members in connection with the anticipated member vote on the restructuring transactions. Until that time, members may access the preliminary document via the SEC's web site at www.sec.gov.

While the Board of Trade of the City of Chicago, Inc. (CBOT) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.